Exhibit 99.1

(TSX: SRX)

SR Telecom Inc. will hold a conference call
to discuss its fourth quarter and year-end results

OPEN TO:    Analysts, investors and media

DATE:    Thursday, March 30, 2006

TIME:    10:00 A.M. Eastern Standard Time

CALL:    (514) 807-8791 (for all Montreal and overseas participants)
        1-800-814-4941 (for all other North American callers)

THE NEWS RELEASE WILL BE PUBLISHED THROUGH CNW PRIOR TO THE CONFERENCE CALL.

Please dial-in 15 minutes before the conference begins.

If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21181482# on your phone. This tape recording will be available on Thursday, March 30, 2006 as of 1:00 P.M. until 11:59 P.M. on Thursday, April 6, 2006. An archive of the conference call will also be available at www.srtelecom.com, www.newswire.ca or at www.q1234.com.

MEDIA WISHING TO QUOTE AN ANALYST SHOULD CONTACT THE ANALYST PERSONALLY FOR PERMISSION.

NOTE TO FIRST-TIME ANALYSTS: Please contact Maison Brison at (514) 731-0000 prior to the day of the conference call.

Interested parties may also listen live at www.srtelecom.com, www.newswire.ca or at www.q1234.com.

About SR Telecom
SR TELECOM designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban, and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok. SR Telecom products have been deployed in over 130 countries, connecting nearly two million people.

With its widely deployed WiMAX-ready symmetryTM solution, SR Telecom provides bridge technology to future WiMAX solutions for voice, data and Internet access applications.

SR Telecom is a principal member of the WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com/.

For more information, please contact:
MaisonBrison
Marie White
(514) 731-0000, Ext. 231
marie@maisonbrison.com